Exhibit 12.1

Compaq Computer Corp.

Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three Months
	Ended	Year Ended December 31,
	March 31,
	2001	2000		1999		1998	1997	1996

Fixed Charges
Interest expensed and capitalized	67	280		211		167	171	114
Interest element of rentals	30	115		93		68	45	42
Preferred dividends of a consolidated subsidiary(1)	—	—		15		19	—	—

Total Fixed Charges	97	395		319		254	216	156

Earnings
Income (loss) before provision for income taxes	111	875		934		(2,662)	2,758	1,883
Loss from equity investees	—	77		52		—	—	—
Fixed charges less interest capitalized	97	395		319		253	213	148
Amortization of interest capitalized	1	3		3		2	2	1

Total Earnings	209	1,350		1,308		(2,407)	2,973	2,032

Ratio of Earnings to Fixed Charges	2.2	3.4	(2)	4.1	(3)	N/A(4)	13.8	13.0

(1)	Represents preferred stock acquired in 1998 in connection with the acquisition of Digital Equipment Corporation (“Digital”). The preferred stock was redeemed in April 1999.

(2)	Excluding the $1.756 billion investment impairment charge, the ratio of earnings to fixed charges was 7.9.

(3)	Excluding the $1.182 billion gain on sale of businesses and the $868 million charge for restructuring and related charges, the ratio of earnings to fixed charges was 3.1.

(4)	Earnings were inadequate to cover fixed charges in 1998 by $2.7 billion. Excluding the $3.2 billion charge associated with purchased in-process technology related to the acquisition of Digital and the $393 million charge for restructuring and related charges, the ratio of earnings to fixed charges was 4.7.

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